UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
PhysiSens LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
New York

Date of organization
March 30, 2021

Physical address of issuer
3 Hewlett Rd, Greenvale, NY 11548

Website of issuer
https://www.physisens.com/

Current number of employees
1

Filer EDGAR CIK

0002008025

Filer EDGAR CCC
z3IaWa5@

Submission Contact Person Information

    Name
    Winston DeMartini

    Phone Number
    (516) 492-5422

    Email Address
    winstondemartini@physisens.com

    Notification Email Address
    winstondemartini@physisens.com

Signatories

    Name
    Winston DeMartini

    Signature

    Title
    Founder & CEO

    Email
    winstondemartini@physisens.com

    Date
    April 23, 2026